UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

000-52635

Commission File Number

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CFN Enterprises Inc.
Full Name of Registrant

Former Name if Applicable

600 E. 8th Street
Address of Principal Executive Office (Street and Number)

Whitefish, MT 59937
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CFN Enterprises Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended March 31, 2020 (the “ Quarterly Report”). The Company was unable to file its Quarterly Report on a timely basis because, as described in the Company’s current report on Form 8-K filed on May 18, 2020 whereby the Company delayed the filing of the Quarterly Report until June 29, 2020 in reliance on the order issued by the Securities and Exchange Commission (the “SEC”) dated March 4, 2020 (Release No. 34-88318), which was modified and superseded by a new SEC order (Release No. 34-88465) on March 25, 2020, the Company has been significantly impacted by the outbreak of the novel coronavirus, COVID-19, which has resulted in the Company having insufficient time to facilitate the completion of the Quarterly Report. In addition, the Company has determined that it is unable to file the Quarterly Report within the extended time period as described above without unreasonable effort or expense. Additional time is necessary as the Company is still working on the completion of the financial statements for the period ended March 31, 2020.

The Company currently expects to file the Quarterly Report within the 5 calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Brian Ross	833	420-2636
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three months ended March 31, 2020 are anticipated to be significantly different from the corresponding period in the prior fiscal year due to the sale of substantially all of the assets associated with the Company’s CAKE and Journey by CAKE business which closed on June 18, 2019 and the Company’s subsequent entry into a new line of business. It is anticipated the Company will have a net loss available to common shareholders of approximately $380,000 for the three months ended March 31, 2020. The Company had a net loss of approximately $1 million during the three months ended March 31, 2019.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial statements. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the period ended March 31, 2020, and the Company’s final numbers for this data may differ materially from these estimates.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This Form 12b-25 contains certain forward-looking statements. Forward-looking statements may include the Company’s statements regarding its results or projections or current expectations. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Most of these factors are difficult to predict accurately and are generally beyond the Company’s control. Readers should consider the areas of risk described in connection with any forward-looking statements that may be made herein. The business and operations of the Company are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements contained in this form. Except as required by law, the Company undertakes no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Further information on potential factors that could affect the Company’s business is described under “Item 1A. Risk Factors” contained in the Company’s annual report on Form 10-K as filed with the SEC on June 15, 2020 and in the Company’s other filings with the SEC. Readers are also urged to carefully review and consider the various disclosures the Company has made in this form and in its annual report on Form 10-K and in the Company’s other filings with the SEC.

CFN Enterprises Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2020	By	/s/ Brian Ross
Brian Ross
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).